UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011

Commission File No. 000-30087

ADIRA ENERGY LTD.
(Translation of registrant's name into English)

120 Adelaide Street West, Suite 1204 Toronto, ON M5H 1T1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [X]    Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SUBMITTED HEREWITH

Exhibits
99.1	News Release "Adira Energy Announces Commencement of Drilling Operations Onshore and 3D Geophysical Survey Offshore Israel", dated December 14, 2010.
99.2	News Release "Adira Energy Announces Appointment of New Directors, New Chief Financial Officer and Stock Option Grant", dated January 12, 2011.
99.3	News Release "Adira Energy Announces Filing of its Financial Statements, MD&A and Reserves Data", dated January 28, 2011.
99.4	Adira Energy Ltd Financial Statements September 30, 2010.
99.5	Adira MD&A Q4 2010
99.6	Form 52-109FV2 Certification of Annual Filings Q4 - CEO
99.7	Form 52-109FV2 Certification of Annual Filings Q4 - CFO
99.8	Report of Management and Directors on Oil & Gas Disclosure Form 51-101F3
99.9	Statement of Reserves Data and Other Oil & Gas Information

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADIRA ENERGY LTD.

Date: January 31, 2011

/s/ Gadi Levin
Gadi Levin
Chief Financial Officer